UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mercurity Fintech Holding Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

58936H 109(1)

(CUSIP Number)

Kaiming Hu
Room 3028, 3rd Floor, No. 18 Shangdi Xinxi Road
Haidian District, Beijing
People’s Republic of China
Phone: +86 10 53606428

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 360 ordinary shares of the Issuer.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kaiming Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

114,667,873
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

114,667,873
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,667,873
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(2) Calculated based on the number in Row 11 above divided by 3,026,659,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of January 31, 2021.

Item 1. Security and Issuer.

Item 1 of the Amended Filing is hereby amended and supplemented by the following:

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 3, 2020 (the “Original Schedule 13D”), which was amended by Amendment No. 1 to the Original Schedule 13D filed on January 15, 2021 (the “Amended No.1”, together with the Original Schedule 13D, the “Amended Filing”) with respect to the Ordinary Shares. Except as amended hereby, the Amended Filing remains in full force and effect. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Filing.

This Amendment No. 2 relates to the Ordinary Shares of Mercurity Fintech Holding Inc., a company organized under the laws of the Cayman Islands, whose principal executive offices are located at Room 003, Floor 15, Building No.1 B, No. 38 Zhongguancun Avenue, Haidian District, Beijing 100086, People’s Republic of China.

The Issuer’s American depositary shares, each representing 360 Ordinary Shares, are listed on the NASDAQ Capital Market under the symbol “MFH.”

Item 4. Purpose of Transaction.

Item 4 of the Amended Filing is hereby supplemented by the following:

On February 17, 2021, Mr. Kaiming Hu and Yechen Gan entered into a share purchase agreement (the “Share Purchase Agreement I”), pursuant to which, Mr. Kaiming Hu transferred 108,959,729 Ordinary Shares of the Issuer to Yechen Gan. On February 17, 2021, Mr. Kaiming Hu and Qing Wang entered into a share purchase agreement (the “Share Purchase Agreement II”), pursuant to which, Mr. Kaiming Hu transferred 111,986,388 Ordinary Shares of the Issuer to Qing Wang. On February 17, 2021, Mr. Kaiming Hu and Yanmei Wang entered into a share purchase agreement (the “Share Purchase Agreement III”, together with Share Purchase Agreement I and Share Purchase Agreement II, the “Share Purchase Agreements”), pursuant to which, Mr. Kaiming Hu transferred 156,175,611 Ordinary Shares of the Issuer to Yanmei Wang.

The description of the Share Purchase Agreements is qualified in its entirety by reference to the complete text of the Share Purchase Agreements, which have been filed as Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) of the Amended Filing is hereby amended and restated as follows:

(a)-(b) The responses to rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 3,026,659,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of January 31, 2021.

Except as disclosed in this Statement, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

CUSIP No. 58936H 109	Page 4 of 5 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Share Purchase Agreement, dated as of March 2, 2020, by and among Kaiming Hu and other parties thereto
99.2*	Share Purchase Agreement, dated as of January 8, 2021, by and between Mr. Kaiming Hu and Linkto Tech Limited
99.3*	Share Purchase Agreement, dated as of January 8, 2021, by and between Mr. Kaiming Hu and Radiance Holding (HK) Limited
99.4	Share Purchase Agreement, dated as of February 17, 2021, by and between Mr. Kaiming Hu and Yechen Gan
99.5	Share Purchase Agreement, dated as of February 17, 2021, by and between Mr. Kaiming Hu and Qing Wang
99.6	Share Purchase Agreement, dated as of February 17, 2021, by and between Mr. Kaiming Hu and Yanmei Wang

__________________

* Previously filed.

CUSIP No. 58936H 109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021

Kaiming Hu

/s/ Kaiming Hu